





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Continental Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max B. Kamp — (800) 525-0181
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Investors Services, Inc., as of June 30, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHELSEY NICOLE SORENSEN
COMMISSION EXPIRES
NOTARY PUBLIC
SEPTEMBER 27, 2022
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTINENTAL INVESTORS SERVICES, INC.

**Financial Statements and Supplemental Information
with Independent Auditors' Report Thereon**

Year Ended June 30, 2022

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
   Continental Investors Services, Inc.
Longview, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. (CIS) as of June 30, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services as of June 30, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CIS management. Our responsibility is to express an opinion on CIS' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CIS in accordance with the U.S, federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedules (Schedule I and II) have been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of CIS management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

1

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CROPPER ACCOUNTANCY CORPORATION

We have served as CIS' auditor since 2012.

Walnut Creek, California
August 26, 2022

Statement of Financial Condition
June 30, 2022

ASSETS

Cash	$	395,616
Receivable from broker-dealer and clearing organizations		1,853,589
Securities owned		1,795,232
Furniture and equipment, net		12,072
Deferred tax asset		6,645
Prepaid expenses and other assets		165,264
TOTAL ASSETS	$	4,228,418

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	23,461
Payable to broker-dealers and clearing organizations		1,890,054
Total liabilities		1,913,515
STOCKHOLDERS' EQUITY:		
Common stock of no par value, authorized 200,000		
shares, issued 72,726 and outstanding 10,521		791,329
Treasury stock, 62,205 shares, at cost		(3,634,865)
Retained earnings		5,158,439
Total stockholders' equity		2,314,903
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,228,418

See independent auditors' report and notes to these financial statements

Statement of Income
Year Ended June 30, 2022

REVENUES AND GAINS:	
Commissions, concessions, and fees	$ 3,416,950
Net trading losses on firm securities	(184,762)
Interest	81,101
Clearing broker reimbursements	516,349
Refunds and other	40,005
Total revenues and gains	3,869,643
EXPENSES:	
Commissions and related	2,501,363
Employee compensation and benefits	662,749
Clearance paid to other brokers	242,970
Communications and data processing	130,882
Professional fees	47,381
Occupancy and office supplies	91,610
Interest	30,969
Other	98,050
Total expenses	3,805,974
INCOME BEFORE FEDERAL INCOME TAXES	63,669
INCOME TAX PROVISION:	
Current federal income tax expense	(9,342)
Deferred federal income tax expense	1,430
Total income tax provision	(7,912)
NET INCOME	$ 55,757

See independent auditors' report and notes to these financial staements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2022

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCES AT JUNE 30, 2021	72,726	$ 791,329	62,205	$ 3,634,865	$ 5,102,682	$ 2,259,146
Net income	-	-	-	-	55,757	55,757
BALANCES AT JUNE 30, 2022	72,726	$ 791,329	62,205	$ 3,634,865	$ 5,158,439	$ 2,314,903

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 55,757
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	4,008
Net unrealized gains on securities owned	224,462
Change in deferred tax asset	(1,430)
(Increase) decrease in operating accounts:	
Fees Receivable	(379,978)
Securities owned	(438,086)
Prepaid expenses	(93,166)
Accounts payable and accrued expenses	(31,916)
Net Payable to clearing broker-dealer	408,080
Net cash used by operating activities	(252,269)
NET DECREASE IN CASH	(252,269)
CASH, BEGINNING OF YEAR	647,885
CASH, END OF YEAR	$ 395,616
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income taxes paid	$ 84,000
Interest paid	$ 30,969

See Independent Auditors' Report and notes to these financial statements

1.   THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services both as agent and principal to its customers. The Company operates under SEC Rule 15c303(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Cash and Cash Equivalents
Cash consists of deposits with banks. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Owned and Revenue Recognition
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of clearing broker-dealers. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Revenue from contracts with customers consists of distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade-date. Any fixed amounts are recognized on the trade-date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are related to performance obligations that in some instances have been satisfied in prior periods.

Other Receivables
The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. Management has recorded an allowance of $30,225 as of June 30, 2022 and as such, the receivable has been fully allowed.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Advertising expenses of $5,436 were incurred during the year ended June 30, 2022.

Furniture and Equipment and Depreciation
Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Normal repairs and maintenance, including website maintenance, computer hardware replacement parts, or computer software upgrades, are expensed as incurred.

Depreciation is provided and computed on the straight-line method over an estimated useful life of five years. Depreciation for the year ended June 30, 2022 was $4,008. Accumulated depreciation as of June 30, 2022 was $89,614.

Treasury Stock
Treasury stock is accounted for using the cost method.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The company has determined that there are no uncertain tax positions that require financial statement recognition. The Federal tax returns remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2018, 2019, and 2020 income tax returns are currently open for examination.

Concentrations of Risk
The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's operating cash is on deposit with one financial institution, which balance exceeded the Federally insured limit of $250,000 by $119,318 as of June 30, 2022.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies

According to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2022, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

2.   FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. There were no transfers in or out of level 3 during the year.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurements fall in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2022:

Security Type	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 296,074			$ 296,074
Corporate and other debt		$ 98,985		98,985
Municipal bonds		1,297,193		1,297,193
Equities	102,980			102,980
TOTALS	$ 399,054	$ 1,396,178	$ -	$ 1,795,232

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company and the clearing organizations on June 30, 2022 consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 858,531	
Fees earned and not yet received	271,068	
Clearing broker expense allowance receivable	166,349	
Cash held by clearing broker	551,640	
Payable to clearing broker		$ 1,890,054
Interest receivable	6,001	
TOTALS	$ 1,853,589	$ 1,890,054

The Company clears its proprietary and customer transactions through a broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 4.50% at June 30, 2022.

4. INCOME TAXES

A reconciliation of the Company's federal income taxes and related accounts for the year ended June 30, 2022 is as follows:

	Federal Income Tax Provision		Federal Income Tax Asset (Liability)	
	Current	Deferred	Deferred Tax Asset	Income Tax Prepaid
Calculation of Taxable Income:				
Income before Federal income taxes	$ 63,669			
Permanent differences between book and tax:				
Interest income not subject to Federal taxation	(21,237)			
Temporary differences between book and tax:				
Accrued vacation	2,700	$ (2,700)	$ 2,400	
Depreciation	4,008	(4,008)	4,008	
Bad debt recovery	100	(100)	100	
Taxable income before special deduction	49,240	(6,808)	6,808	
Special deduction for dividends	(7,868)			
Taxable income	$ 41,372	$ (6,808)	$ 6,808	
Calculation of Tax Provision and End of Year Balances:				
Federal income tax at 21%	$ 8,688	$ (1,430)	$ 1,430	$ (8,688)
Estimated payments and refund applied				84,000
Extension payment made in 2020				39,000
Prior year adjust to return	654			(654)
Balance at beginning of year			5,215	(38,242)
Balance at June 30, 2022	$ 9,342	$ (1,430)	$ 6,645	$ 75,416

5.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-3), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1. At June 30, 2022, the Company had net capital of $1,521,994 which was $1,271,994 in excess of its required net capital of $250,000.

6.   PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2022 was $0,

7.   RELATED PARTY TRANSACTIONS

During the current fiscal year, all shareholders of Continental Investors Services ("CIS") as of June 30, 2022, with one exception, were paid employees and/or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, officer, and shareholder received a salary of $115,920 for managerial responsibilities.

The Company leases an office building on a month-to-month basis from a related company owned by an officer and key employee of CIS.

A family member of an officer/shareholder of CIS has earned commissions in the amount of $223,449 for the period ended June 30, 2022.

The following describes the transactions between this related Company and CIS:
Reimbursements from CIS to related company:

Rent	$ 29,400
Utilities	3,675
Travel and entertainment	7,936

Reimbursements from related company to CIS:

Payroll and related costs	$ 58,754
Telephone	923

8. CLEARING BROKER DEALER

The Company clears its investment and client transactions through another clearing broker dealer. During the year ended June 30, 2022, the Company chose to transition clearing activities to Royal Bank of Canada (RBC), who agreed to offset certain of the Company's decommissioning and transition costs of $516,349, which reimbursement is included in the accompanying Statement of Income.

9. SUBSEQUENT EVENTS

Management has evaluated events through August 26, 2022, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

CONTINENTAL INVESTORS SERVICES, INC.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2022

Stockholders' equity		$ 2,314,903
Non-allowable assets and charges against net capital:		
Petty cash		190
Prepaid expenses		114,551
Deferred tax asset		6,645
Certificate of Deposit		50,523
Receivable from non-customers		443,418
Furniture and equipment		12,072
Total non-allowable assets		627,399
Haircut on firm trading inventory and undue concentrations		165,510
Net capital, as defined		1,521,994 (A)
Minimum requirement of net capital ($250,000 or 6-2/3%		
of aggregate indebtedness of $55,377)		250,000
Excess of net capital over requirement		1,271,994
Aggregate indebtedness:		
Total liabilities	$ 1,913,515	
Less: Due to clearing broker-secured by firm trading securities	(1,890,054)	
Total Aggregate indebtedness		$ 23,461 (B)
Percentage of aggregate indebtedness to net capital (B/A)		1.54%

The computation for determination of net capital under Rule 15c3-1 as of June 30, 2022 prepared by Continental Investors Services Inc., in its unaudited Form X-17A-5, Part IIA as filed and amended, does not mateially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

CONTINENTAL INVESTORS SERVICES, INC.
Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating
to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
For the Year Ended June 30, 2022

The Company is exempt from the provisions of Rule 15c3-3 under paragraph
(k)(2)(ii) in that the Company clears all customer transactions through another
broker-dealer on a fully disclosed basis. Accordingly, there are no items to report
under the requirements of this rule.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Continental Investors Services, Inc.
Longview, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision of 17 C.F.R. ξ 15c3-3(k) under which Continental Investors Services, Inc. (CIS) claimed an exemption from 17 C.F.R. ξ 240.15c3.3 under the provisions of 17 C.F.R. ξ240.15c.3-3(k)(2)(ii) (the exemption provisions) because all customer transactions cleared through another broker-dealer on a fully disclosed basis, and (2) CIS stated that CIS met the identified exemption provisions throughout the fiscal year ended June 30, 2022 without exception. CIS' management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CIS' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 26, 2022



1330 Broadway, Longview, WA 98632
P.O. Box 888 (360) 423-5110 (360) 423-6311 FAX
800-525-0181

CONTINENTAL INVESTORS SERVICES INC.

Exemption Report

For the Fiscal Year ended June 30, 2022

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c.3-3 under the provisions of 17 C.F.R. §240.15c.3-3(k)(2)(ii) because all customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c.3-3(k)(2)(ii) throughout the fiscal year ended June 30, 2022 without exception.

Continental Investors Services, Inc.

I, Max Kamp, swear that to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

President

August 26, 2022

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
  Continental Investors Services, Inc.
Longview, WA

We have performed the procedures in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. CIS management is responsible for its SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of CIS has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating CIS' compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and



5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by CIS to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on CIS' Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7, for the year ended June 30. 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of CIS and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of CIS and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, CA
August 26, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 06/30/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

44523 FINRA JUN

CONTINENTAL INVESTORS SERVICES INC
PO BOX 888
LONGVIEW WA 98632-7552

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CELESTE MOYE 415-672-0559

2. A.	General Assessment (item 2e from page 2)	$ 3,078
B.	Less payment made with SIPC-6 filed (**exclude interest**) 01/22/2022 Date Paid	(833)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,245
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,245

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 2,245

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CONTINENTAL INVESTORS SERVICES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __JULY 1, 2021__
and ending __JUNE 30, 2022__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,869,643

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — _____

(2) Net loss from principal transactions in securities in trading accounts. — _____

(3) Net loss from principal transactions in commodities in trading accounts. — _____

(4) Interest and dividend expense deducted in determining item 2a. — _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. — _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — _____

(7) Net loss from securities in investment accounts. — 26

    Total additions — 26

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,028,488

(2) Revenues from commodity transactions. — _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 241,849

(4) Reimbursements for postage in connection with proxy solicitation. — _____

(5) Net gain from securities in investment accounts. — _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

    Clearing house expense reimbursements for costs associated with changing carrying broker — 516,349

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 30,969

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ _____

    Enter the greater of line (i) or (ii) — 30,969

    Total deductions — 1,817,655

2d. SIPC Net Operating Revenues — $ 2,052,014

2e. General Assessment @ .0015 — $ 3,078

(to page 1, line 2.A.)

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax

www.cropperaccountancy.com

To the Shareholders and Management of
  Continental Investors Services, Inc.
Longview, Washington

In planning and performing our audit of the financial statements of Continental Investors Services, Inc. (the "Company") as of and for the year ended June 30, 2022, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be significant deficiencies or material weaknesses under standards of the Public Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness, yet important enough to merit our attention by those responsible for oversight of the Company's financial reporting.

We noted the following deficiencies that we believe to be material weaknesses.

SEGREGATION OF DUTIES

Segregation of duties is one of the key concepts of organizational internal control and contributes to a system of checks and balances to effectively combat error or fraud. The concept of segregation of duties is to separate the following responsibilities in each business process:

• Custody of assets

• Record keeping

• Authorization

• Reconciliation

Ideally, no individual employee should handle more than one of the above-noted functions in a process in order to prevent and/or detect fraud. The individual who signs checks should not have the ability to reconcile the bank account or input checks into the accounting system. Similarly, no one employee should have the ability to prepare and record journal entries directly into the

accounting system, without independent review and approval of such journal entries. All independent reviews and approvals should be documented.

Currently, the Controller has the ability to prepare checks, reconcile the bank statement and other balance sheet reconciliations, and record all financial transactions in the books and records. Additionally, the controller also has the ability to prepare and record journal entries without documented independent oversight.

To mitigate the risk of inadequate segregation of duties in a small organization and the risk of fraud, we recommend segregation of duties be addressed and duties redesigned within the formal financial policies and procedures, as well as job descriptions, including, but not limited to, duties within the accounting close, authorization of transactions, and within the accounting system (QuickBooks).

ACCOUNTING CLOSE

We recommend use of a monthly accounting close "binder" (whether electronic or hard copy), including supporting documents such as the monthly financial statements, the monthly FOCUS reports, all monthly balance sheet reconciliations, the payroll register, and all journal entries. It is a best practice to also include a "close checklist" within the binder, which checklist details each close step, as well as independent reviews and approvals. The skill set of the independent reviewer should be considered to ensure that reviews are meaningful.

AUTHORIZATIONS

Currently, invoices and credit card statements do not evidence independent authorization. In addition, credit card charges are not supported by invoice or do not evidence business purpose. One individual approves invoices, records the transaction in the books and records, signs the checks, and reconciles the monthly bank statement.

The Company should design internal controls to prevent and detect misappropriation of assets (as well as protect its long-term employees) and document such design of internal controls in their formal financial policies and procedures. Invoices should be approved independently by signature. The business purpose of credit card charges should be documented. It is a best practice to use a standard form to document business purpose of credit card charges, as well as approvals.

Supporting invoices should be obtained for all ACH transactions and evidence approval.

ACCOUNTING SYSTEM

All cash receipts and disbursements are currently recorded into QuickBooks using journal entries. One individual has access to the QuickBooks system.

To simplify independent reviews and oversight and thereby improve segregation of duties, we recommend all cash receipts and disbursements be processed through the respective QuickBooks utilities, rather than by journal entry. Using employees outside of the accounting function, all receipts can be independently logged, checks can be independently input into QuickBooks through system utilities, and bank reconciliations can be produced from the accounting system, interfaced with bank activity.

If duties are redesigned necessitating other individuals' access to QuickBooks, it will be critical that a QuickBooks administrator assign separate duties within the QuickBooks system (limiting system access on an as-needed basis) and to activate the audit trail function. Any such administrative changes within QuickBooks should be reviewed and approved by the President.

*****

This letter is intended solely for the information and use of the Board of Directors, management, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 26, 2022